Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Murphy Oil Corporation:

We consent to the use of our reports dated February 26, 2020, with respect to the consolidated balance sheets of Murphy Oil Corporation and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders’ equity for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement Schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update No. 2016-02, Leases.

/s/ KPMG LLP

Houston, Texas

August 6, 2020